EXHIBIT 99.1

Alvarion(R) Reports First Quarter 2013 Results

TEL AVIV, Israel, May 20, 2013 (GLOBE NEWSWIRE) -- Alvarion® Ltd. (Nasdaq:ALVR) a global provider of optimized wireless broadband solutions addressing the connectivity, coverage and capacity challenges of public and private networks, today announced its financial results for the quarter ended March 31, 2013. All results in this release reflect continuing operations (reflecting the sale of the licensed carrier business, which was consummated on May 10, 2013) unless otherwise noted. Earnings per share are adjusted (for all periods presented) in accordance with the 1:10 reverse split effected on April 2, 2013.

First Quarter Highlights

  Revenues of $8.5 million, a 4.5% sequential increase
  GAAP net loss from continuing operations of ($0.62) per share; non-GAAP net loss from continuing operations of ($0.51) per share

Management Comments

"Following the sale of our licensed carrier business, Alvarion is focusing on providing wireless solutions to high growth markets, including solutions for vertical markets, mobile offload and Wi-Fi access," said Assaf Katan, Acting Chief Executive Officer of Alvarion.

"We are seeing solid demand for our product offering from customers, which we expect to support our growth in the second half of 2013. At the same time, we are actively considering alternatives to raise additional equity capital for the company to improve our financial position. The additional financing will also allow us to shorten and improve our delivery cycle which is adversely affecting our results in the first half of the year."

First Quarter 2013 Results

First quarter 2013 results and all comparative periods reflect results of operations of the Company's continuing vertical and carrier unlicensed solutions business. The company's licensed carrier business is classified as discontinued operations.

In the first quarter of 2013, revenues were $8.5 million, an increase of 4.5% from $8.2 million in the fourth quarter of 2012, and a decrease of 45.4% from $15.6 million in the first quarter of 2012.

GAAP net loss from continuing operations in the first quarter of 2013 was ($3.9) million, or ($0.62) per share. This compares to GAAP net loss from continuing operations of ($5.2) million, or ($0.82) per share, in the fourth quarter of 2012. GAAP results in the first quarter of 2013 include amortization of intangible assets, stock-based compensation and acquisition related expenses. GAAP net loss from continuing operations in the first quarter of 2012 was ($3.9) million, or ($0.62) per share, and included amortization of intangible assets, stock-based compensation and acquisition related expenses.

On a non-GAAP basis, excluding loss from discontinued operations, amortization of intangible assets, stock-based compensation and acquisition related expenses, the Company reported a net loss of ($3.2) million, or ($0.51) per share, compared with a non-GAAP net loss of ($4.3) million, or ($0.69) per share, in the fourth quarter of 2012, and non-GAAP net loss of ($2.7) million, or ($0.43) per share, in the first quarter of 2012.

In addition, the Company reported a net loss per share from discontinued operations of ($0.49) for the first quarter of 2013, compared to a net loss per share of ($1.99) and ($0.48) for the fourth quarter of 2012 and first quarter of 2012, respectively.

Please refer to the accompanying financial table for reconciliation of GAAP financial information to non-GAAP for the first quarter of 2013 and the comparative periods.

Cash used in continuing operations in the first quarter of 2013 was $3.2 million. As of March 31, 2013, cash, cash equivalents and investments, including restricted cash, totaled $5.8 million, after a $4.3 million principal loan repayment. Total debt as of March 31, 2013, was $6.7 million.

Conference Call

Alvarion management will host a conference call today, May 20, 2013, at 9:00 a.m. EDT to discuss first quarter 2013 results and other matters.

Please call the following dial in number to participate:

USA: +1 800-230-1074; International: +1 612-288-0340

The public is invited to listen to the live webcast of the conference call. For details please visit Alvarion's Investor Relations website at www.alvarion.com/investors/webcasts.

An archive of the online broadcast will be available on the website.

A replay of the call will be available from 11:00 a.m. EDT on May 20, 2013 through 11:59 a.m. EDT on May 27, 2013.

To access the replay, please call:

USA: +1 800-475-6701; International: +1 320-365-3844

To access the replay, users will need to enter the following code: 291979

ALVARION LTD. & ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Three Months Ended March 31,	Three Months Ended March 31,	Three Months Ended December 31,	Year Ended December 31,
	2013	2012	2012	2012

Sales	$ 8,518	$ 15,595	$ 8,150	$ 49,949

Cost of sales	5,248	8,821	5,036	29,494
Inventory write-off	-	-	-	4,217

Gross profit	3,270	6,774	3,114	16,238

Operating expenses:
Research and development, net	2,702	3,441	2,001	12,664
Selling and marketing	2,827	4,258	2,126	13,177
General and administrative	1,223	1,483	3,071	7,182
Amortization of intangible assets	559	559	559	2,235
Acquisition related expenses (*)	66	288	241	1,102

Total Operating expenses	7,377	10,029	7,998	36,360

Operating loss	(4,107)	(3,255)	(4,884)	(20,122)

Financial income (expenses), net	159	(596)	(271)	(2,895)

Net loss from continuing operations	(3,948)	(3,851)	(5,155)	(23,017)

Loss form discontinued operations, net	(3,066)	(3,015)	(12,569)	(32,892)

Net loss	$ (7,014)	$ (6,866)	$ (17,724)	$ (55,909)

Basic net loss per share:
Continuing operations	$ (0.62)	$ (0.62)	$ (0.82)	$ (3.68)
Discontinued operations	(0.49)	(0.48)	(1.99)	(5.25)
	(1.11)	(1.10)	(2.81)	(8.93)
Weighted average number of shares used in computing basic net loss per share	6,317	6,239	6,305	6,260

Diluted net loss per share:
Continuing operations	$ (0.62)	$ (0.62)	$ (0.82)	$ (3.68)
Discontinued operations	(0.49)	(0.48)	(1.99)	(5.25)
	(1.11)	(1.10)	(2.81)	(8.93)

Weighted average number of shares used in computing diluted net loss per share	6,317	6,239	6,305	6,260

(*) Charges related to the acquisition of Wavion in November 2011.

ALVARION LTD. & ITS SUBSIDIARIES
RECONCILIATION BETWEEN GAAP TO NON-GAAP STATEMENT OF INCOME
U.S. dollars in thousands (except per share data)

	Three Months Ended March 31, 2013				Three Months Ended December 31, 2012
	GAAP	Adjustments		Non-GAAP	Non-GAAP

Sales	$ 8,518	$ -		$ 8,518	$ 8,150

Cost of sales	5,248	(8)	(a)	5,240	5,036

Gross profit	3,270	(8)		3,278	3,114

Operating expenses:
Research and development, net	2,702	(30)	(a)	2,672	2,001
Selling and marketing	2,827	(27)	(a)	2,800	2,126
General and administrative	1,223	(62)	(a)	1,161	3,065
Amortization of intangible assets	559	(559)	(b)	-	-
Acquisition related expenses	66	(66)	(c)	-	-

Total Operating expenses	7,377	(744)		6,633	7,192

Operating loss	(4,107)	752		(3,355)	(4,078)

Financial income (expenses), net	159	-		159	(271)

Net loss from continuing operations	(3,948)	752		(3,196)	(4,349)

Loss from discontinued operations, net	(3,066)	3,066		-	-

Net loss	(7,014)	3,818		(3,196)	(4,349)

Basic net loss per share:
Continuing operations	(0.62)			(0.51)	(0.69)
Discontinued operations	(0.49)			0.00	0.00
	$ (1.11)			$ (0.51)	$ (0.69)

Weighted average number of shares used in computing basic net loss per share	6,317			6,317	6,305

Diluted net loss per share:
Continuing operations	(0.62)			(0.51)	(0.69)
Discontinued operations	(0.49)			0.00	0.00
	$ (1.11)			$ (0.51)	$ (0.69)

Weighted average number of shares used in computing diluted net loss per share	6,317			6,317	6,305

(a) The effect of stock-based compensation.

(b) The effect of amortization of purchased intangibles.

(c) Charges related to the acquisition of Wavion in November 2011.

ALVARION LTD. & ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	March 31, 2013	December 31, 2012
ASSETS
Cash, cash equivalents and short term investments	$ 3,548	$ 10,736
Restricted Cash	2,297	3,679
Trade receivables	10,082	10,256
Other accounts receivable	8,381	6,300
Inventories	8,763	9,282
Current assets of discontinued operations	23,883	21,371

PROPERTY AND EQUIPMENT, NET	3,155	3,438

GOODWILL AND INTANGIBLE ASSETS, NET	30,540	31,097

TOTAL ASSETS	$ 90,649	$ 96,159

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Current maturities on revolving credit line	$ 6,669	$ 10,999
Trade payables	10,950	8,449
Other accounts payable and accrued expenses	17,068	18,508
Liabilities of discontinued operations	19,883	15,271

Total current liabilities	54,570	53,227

Long term employees liabilities	239	252
Other long term liabilities	7,038	7,149

Total long term liabilities	7,277	7,401

TOTAL LIABILITIES	61,847	60,628

SHAREHOLDERS' EQUITY	28,802	35,531

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 90,649	$ 96,159

ALVARION LTD. & ITS SUBSIDIARIES
DISCLOSURE OF NON-US GAAP NET INCOME

FOR COMPARATIVE PURPOSES NET INCOME AND EARNINGS PER SHARE FROM CONTINUING OPERATIONS
EXCLUDING AMORTIZATION OF ACQUIRED INTANGIBLES, STOCK BASED COMPENSATION EXPENSES,
RESTRUCTURING EXPENSES AND OTHER CHARGES

U.S. dollars in thousands (except per share data)

	Three Months Ended March 31,	Three Months Ended March 31,	Three Months Ended December 31,	Year Ended December 31,
	2013	2012	2012	2012

Net loss from continuing operations	$ (3,948)	$ (3,851)	$ (5,155)	$ (23,017)

Amortization of intangible assets	559	559	559	2,235

Stock based compensation expenses related to ASC 718	127	325	6	938

Acquisition related expenses (*)	66	288	241	1,102

Inventory write-off	-	-	-	4,217
Net loss excluding amortization of acquired intangibles, stock based compensation and other expenses from continuing operations	$ (3,196)	$ (2,679)	$ (4,349)	$ (14,525)

Basic net loss per share excluding amortization of acquired intangibles, stock based compensation and restructuring expenses	$ (0.51)	$ (0.43)	$ (0.69)	$ (2.32)

Weighted average number of shares used in computing basic net loss per share	6,317	6,239	6,305	6,260

Diluted net loss per share excluding amortization of acquired intangibles, stock based compensation and other expenses	$ (0.51)	$ (0.43)	$ (0.69)	$ (2.32)

Weighted average number of shares used in computing diluted net loss per share	6,317	6,239	6,305	6,260

(*) Charges related to the acquisition of Wavion in November 2011.

ALVARION LTD. & ITS SUBSIDIARIES
Consolidated Statement of Cash Flows
U.S. dollars in thousands

Three Months ended March 31, 2013

Cash flows from operating activities:
Net loss	$ (7,014)
Loss from discontinued operations	(3,066)
Loss from continuing operations	(3,948)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	340
Amortization of intangibles assets	559
Stock based compensation expenses ASC 718	127
Decrease in trade receivables	174
Increase in other accounts receivable and prepaid expenses	(1,926)
Decrease in inventories	519
Increase in trade payables	2,501
Decrease in other accounts payables and accrued expenses	(1,440)
Decrease in long term employees liabilities	(13)
Decrease in long term liabilities	(111)
Net cash used in continuing operating activities	(3,218)
Net cash used in discontinued operating activities	(966)
Net cash used in operating activities	(4,184)

Cash flows from investing activities:
Purchase of fixed assets	(57)
Proceeds from restricted cash	1,382
Net cash provided by continuing investing activities	1,325
Net cash used in discontinued investing activities	-
Net cash provided by investing activities	1,325

Cash flows from financing activities:
Proceeds from exercise of employees' stock options	1
Repayment of long term loan	(4,330)
Net cash used in continuing financing activities	(4,329)
Net cash used in discontinued financing activities	-
Net cash used in financing activities	(4,329)

Decrease in cash, cash equivalents and short term investments	(7,188)

Cash, cash equivalents and short term investments at the beginning of the period	10,736
Cash, cash equivalents and short term investments at the end of the period	$ 3,548

About Alvarion

Alvarion Ltd. (Nasdaq:ALVR) provides optimized wireless broadband solutions addressing the connectivity, coverage and capacity challenges of telecom operators, smart cities, security, and enterprise customers. Our innovative solutions are based on multiple technologies across licensed and unlicensed spectrums. (www.alvarion.com)

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to various factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: our failure to fully implement our 2012 turnaround plan, our inability to reallocate our resources and rationalize our business in a more efficient manner, potential impact on our business of the current global macro-economic uncertainties, the inability of our customers to obtain credit to purchase our products as a result of global credit market conditions, the failure to fund projects under the U.S. broadband stimulus program, continued delays in 4G license allocation in certain countries; the failure of the products for the 4G market to develop as anticipated; our inability to capture market share in the expected growth of the 4G market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; the failure of our strategic initiatives to enable us to more effectively capitalize on market opportunities as anticipated; delays in the receipt of orders from customers and in the delivery by us of such orders; our failure to fully and effectively integrate the business and technology of Wavion Inc., acquired by us in November 2011, into our products and realize the expected synergies from the acquisition; the failure of the markets for our (including Wavion's) products to grow as anticipated; our inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; our inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers; our inability to comply with covenants included in our financing agreements; the fact that we will need to obtain additional sources of funding in order to continue our operations at their current anticipated levels and that there are no assurances that such funding will be available on favorable terms or at all, either through equity issuances or asset sales; and other risks detailed from time to time in the Company's annual reports on Form 20-F as well as in other filings with the U.S. Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release.

The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the U.S. Securities and Exchange Commission, which this press release will be a part of.

The information in this press release is provided solely for information purposes, and is not a commitment, promise or legal obligation to deliver any products, features and/or functionalities, and should not be relied upon in making purchasing decisions. The development, release and timing of any products, features and/or functionalities described remains at the sole discretion of Alvarion. If and when any products, features and/or functionalities are offered for sale by Alvarion, they will be sold under agreed upon terms and conditions. This information may not be incorporated into any contractual agreement with Alvarion or its subsidiaries or affiliates. Alvarion makes no representations or warranties with respect to the contents of this press release, and specifically disclaims any express or implied warranties of merchantability or fitness for any particular purpose.

To receive Alvarion's press releases please contact Sivan Farfuri, sivan.farfuri@alvarion.com or +972.3.767.4333. Please see the Investor section of the Alvarion website for more information: http://www.alvarion.com/investors.

Alvarion®, its logo and certain names, product and service names referenced herein are either registered trademarks, trademarks, trade names or service marks of Alvarion Ltd. in certain jurisdictions. All other names are or may be the trademarks of their respective owners.

CONTACT: Investor & Media Contacts:

         Avi Stern, CFO
         +972.3.767.4333
         avi.stern@alvarion.com

         Elana Holzman, VP IR
         +972.3.645.7892
         elana.holzman@alvarion.com